Filed under Rule 433

File No. 333-277448-01

Final Term Sheet

Arizona Public Service Company

$100,000,000 5.50% Notes due 2035
$600,000,000 6.25% Notes due 2056

August 10, 2026

Issuer:	Arizona Public Service Company
Expected Ratings (Moody’s / S&P / Fitch):	Baa1 (stable) / BBB+ (stable) / A- (stable) Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Trade Date:	August 10, 2026
Settlement Date:	August 13, 2026 (T+3)
Security:	5.50% Notes due 2035 (the “New 2035 Notes”) which will be part of the same series of debt securities issued on August 22, 2005 by the Issuer in the amount of $250,000,000 (the “Initial 2035 Notes”)	6.25% Notes due 2056
Principal Amount:	$100,000,000	$600,000,000
Interest Payment Dates:	March 1 and September 1, commencing September 1, 2026	February 15 and August 15, commencing February 15, 2027
Maturity Date:	September 1, 2035	August 15, 2056
Interest Rate:	5.50%	6.25%
Benchmark Treasury:	4.375% due May 15, 2036	4.750% due February 15, 2056
Benchmark Treasury Price / Yield:	97-15+ / 4.698%	92-17 / 5.251%
Spread to Benchmark Treasury:	+85 basis points	+107 basis points
Re-Offer Yield:	5.548%	6.321%
Authorized Denominations:	Minimum denomination of $1,000 and any integral multiple of $1,000 in excess thereof	Minimum denomination of $2,000 and any integral multiple of $1,000 in excess thereof

Public Offering Price:	99.659%, plus accrued interest from and including March 1, 2026 to but excluding the Settlement Date (such accrued interest totaling $2,475,000)	99.050%
Optional Redemption:	Make-whole call at any time at Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement dated August 10, 2026) plus 15 basis points	Make-whole call at any time prior to February 15, 2056 at Treasury Rate (as defined in the Preliminary Prospectus Supplement dated August 10, 2026) plus 20 basis points and, thereafter, at par
Qualified Reopening:	The offering of the New 2035 Notes is expected to qualify as a “qualified reopening” of the Initial 2035 Notes under U.S. Treasury regulations; see “Certain Material United States Federal Income Tax Consequences—Qualified Reopening of Reopened 2035 Notes” in the Preliminary Prospectus Supplement dated August 10, 2026	N/A
CUSIP/ISIN:	040555 CH5 / US040555CH53	040555 DL5 / US040555DL56
Joint Book-Running Managers:	Barclays Capital Inc. BMO Capital Markets Corp. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc.
Co-Manager:	Academy Securities, Inc.

Arizona Public Service Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Arizona Public Service Company has filed with the SEC for more complete information about Arizona Public Service Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Arizona Public Service Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, BMO Capital Markets Corp. toll-free at (888) 200-0266, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Morgan Stanley & Co. LLC toll free at (866) 718-1649, PNC Capital Markets LLC toll-free at (855) 881-0697 or U.S. Bancorp Investments, Inc. toll free at (877) 558-2607.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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